

October 21, 2005

Via U.S. Mail and facsimile at 212 492-0105

Jeffrey Marrell
1285 Avenue of the Americas
New York, NY 10019-6064
United States

**Re: Bally Total Fitness Holding Corporation
          DFAN 14A filed October 17, 2005 by
          Pardus Capital Management L.P. *et al* ("Pardus")
          File No. 1-13997**

Dear Mr. Marrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter.

General

1.   Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." Pardus has inappropriately interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(1)(i). Please be advised that Pardus must also provide the participant information for each of your proposed nominees and any add such nominees to cover page of Schedule 14A as filing persons.

2.   The filing makes references to a future proxy statement, "WHEN AND IF
        COMPLETED" and, in the process, implies that the filing of a non-management
        definitive proxy statement is not a foregone conclusion. The Commission did not
        intend to create another exemption from the proxy rules when Rule 14a-12 was
        adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations
        may only do so to the extent that they intend to file a proxy statement and solicit
        proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the
        Telephone Interpretations Manual publicly available on our website,
        www.sec.gov. Please confirm that the filing parties will either (i) refrain from
        using such non-committal language in future communications by affirmatively
        stating their intention to file a definitive proxy statement; (ii) find an appropriate
        exemption under Rule 14a-2 from the application of Section 14(a) and Regulation
        14A to future communications; or (iii) refrain from your public solicitation
        activities of Bally Total Fitness Holding Corporation security holders. RC:
        Comment added.

3.   As you are aware, Rule 14a-12(a)(1)(i) requires the identification of participants
        making the solicitation, and, with this filing, a solicitation has been undertaken.
        Advise us why the legend included in this communication refers to persons who
        are only viewed as "POTENTIAL PARTICIPANTS." Instruction 3 to Item 4 of
        Schedule 14A defines the term "participant", and does note permit the inclusion
        of qualifying language when identifying the participants or describing their
        interests. In any future filings that are made in connection with this solicitation,
        please confirm that the filing persons will not include language that could be
        interpreted as a disclaimer.

4.   The legend refers to certain unspecified "REPORTING PERSONS," but that term
        does not appear to have been defined by the parties making the filing and is not a
        defined term in Regulation 14A. In any future communications, please refrain
        from making any such references unless the term is defined.

                                        * * * *

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response.   Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and response to our comments.

In connection with responding to our comments, please provide, in writing, a statement
acknowledging that:

▪   the filer is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions